UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 12, 2026

Lumen Technologies, Inc.

(Exact name of registrant as specified in its charter)

Louisiana	001-7784	72-0651161
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 CenturyLink Drive
Monroe, Louisiana		71203
(Address of principal executive offices)		(Zip Code)

(318) 388-9000

(Telephone number, including area code)

Qwest Corporation

(Exact name of registrant as specified in its charter)

Colorado	001-03040	84-0273800
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

931 14th Street,
Denver, Colorado	80202
(Address of principal executive offices)	(Zip Code)

(318) 388-9000

(Telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Registrant	Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Lumen Technologies, Inc.	Common Stock, no-par value per share	LUMN	New York Stock Exchange
Lumen Technologies, Inc.	Preferred Stock Purchase Rights	N/A	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On May 12, 2026, Lumen Technologies, Inc. (“Lumen,” “us,” “we” or “our”) issued a press release announcing that it, together with Qwest Corporation (“Qwest”), its wholly-owned subsidiary, has further extended the early participation date and withdrawal deadline of its previously announced offers to exchange (the “Exchange Offers”) the 6.5% Notes due 2056 (CUSIP Number 74913G 881) (the “2056 Notes”) and 6.75% Notes due 2057 (CUSIP Number 74913G 873) (the “2057 Notes” and, together with the 2056 Notes, the “Old Qwest Notes”) issued by Qwest for 6.500% Notes due 2056 (the “New 2056 Notes”) and 6.750% Notes due 2057 (the “New 2057 Notes” and, together with the New 2056 Notes, the “New Qwest Notes”) to be issued by Qwest, respectively, and to be fully and unconditionally guaranteed on an unsecured basis by Lumen, in each case upon the terms and subject to the conditions set forth.in a Registration Statement on Form S-4, including a prospectus and consent solicitation statement forming a part thereof (the “Prospectus”). In connection with the Exchange Offers, Qwest and Lumen are also soliciting consents from holders of each series of the Old Qwest Notes to certain proposed amendments to the indentures governing the Old Qwest Notes (the “Consent Solicitations”).

The early participation date, and the withdrawal deadline for the Exchange Offers and Consent Solicitations has each been extended from 5:00 p.m., ET, on May 15, 2026 to 5:00 p.m., ET, on May 22, 2026 (such date and time, as each may be further extended or earlier terminated by Lumen or Qwest, the “Early Participation Date” and the “Withdrawal Deadline,” respectively). Each of the Exchange Offers will expire immediately following 5:00 p.m., ET, on May 26, 2026, as it may be extended as described in the Prospectus (the “Expiration Date”).

Holders of the Old Qwest Notes are urged to carefully read the Prospectus before making any decision with respect to the Exchange Offers and Consent Solicitations. Copies of the Prospectus pursuant to which the Exchange Offers and Consent Solicitations are being made may be obtained free of charge at the SEC’s website at www.sec.gov. or from D.F. King & Co., Inc., the information agent and exchange agent for the Exchange Offers and Consent Solicitations, at (800) 755-3105 (for information U.S. Toll-free) or (212) 257-2075 (information for banks and brokers).

This Current Report on Form 8-K is not an offer to buy or sell or the solicitation of an offer to sell with respect to any securities. The solicitation of offers to exchange the Old Qwest Notes for New Qwest Notes is only being made pursuant to the terms of the Exchange Offers. Qwest is not making an offer of New Qwest Notes in any jurisdiction where the Exchange Offers are not permitted, and this Current Report on Form 8-K does not constitute an offer to participate in the Exchange Offers to any person in any jurisdiction where it is unlawful to make such an offer or solicitations.

The above-referenced press release is filed as Exhibit 99.1 to this Current Report and is incorporated herein by reference as if set forth in full.

Forward-Looking Statements

Except for historical and factual information, the matters set forth in this Current Report on Form 8-K identified by words such as “will,” “should,” “expects,” “anticipates,” “believes,” “plans,” “intends,” and similar expressions are forward-looking statements as defined by the federal securities laws, and are subject to the “safe harbor” protections thereunder. These forward-looking statements are not guarantees of future results and are based on current expectations only, and are subject to various uncertainties. Actual events and results may differ materially from those anticipated by us in those statements for several reasons, including those discussed in Exhibit 99.1. We may change our intentions or plans discussed in our forward-looking statements without notice at any time and for any reason.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description

99.1	Press Release dated May 12, 2026, relating to the extension of the early participation date and withdrawal deadline of previously announced exchange offers and consent solicitations.

104	Cover Page Interactive Data File (formatted in iXBRL in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lumen Technologies, Inc. and Qwest Corporation have duly caused this Current Report to be signed on their behalf by the undersigned officer hereunto duly authorized.

LUMEN TECHNOLOGIES, INC.

By:	/s/ Jennifer Hodges
Jennifer Hodges
Executive Vice President, Chief Legal Officer

QWEST CORPORATION

By:	/s/ Jennifer Hodges
Jennifer Hodges
Executive Vice President, Chief Legal Officer

Dated: May 12, 2026

Exhibit 99.1

Lumen Technologies, Inc. and Qwest Corporation Announce Extension of Early Participation Date and Withdrawal Deadline of Previously Announced Exchange Offers

DENVER, May 12, 2026 – Lumen Technologies, Inc. (“Lumen,” “us,” “we” or “our”) (NYSE: LUMN) announced today that it, together with Qwest Corporation (“Qwest”), its wholly-owned subsidiary, has further extended the early participation date and withdrawal deadline of its previously announced offers to exchange (the “Exchange Offers”) the 6.5% Notes due 2056 (CUSIP Number 74913G 881) (the “2056 Notes”) and 6.75% Notes due 2057 (CUSIP Number 74913G 873) (the “2057 Notes” and, together with the 2056 Notes, the “Old Qwest Notes”) issued by Qwest for 6.500% Notes due 2056 (the “New 2056 Notes”) and 6.750% Notes due 2057 (the “New 2057 Notes” and, together with the New 2056 Notes, the “New Qwest Notes”) to be issued by Qwest, respectively, and to be fully and unconditionally guaranteed on an unsecured basis by Lumen, in each case upon the terms and subject to the conditions set forth in the Prospectus (as defined below). In connection with the Exchange Offers, Qwest and Lumen are also soliciting consents to amend the Old Qwest Indentures (as defined in the Prospectus) (the “Consent Solicitations”).

The early participation date and the withdrawal deadline for the Exchange Offers and Consent Solicitations have each been extended from 5 p.m. ET on May 15, 2026 to 5 p.m. ET on May 22, 2026 (such date and time, as each may be further extended or earlier terminated by Lumen or Qwest, the “Early Participation Date” and the “Withdrawal Deadline,” respectively). Except for the extension of the Early Participation Date and the Withdrawal Deadline, all other terms of the Exchange Offers and the Consent Solicitations remain unchanged.

Each of the Exchange Offers will expire immediately following 5 p.m. ET on May 26, 2026, as it may be extended as described in the Prospectus (the “Expiration Date”).

A Registration Statement on Form S-4, including a prospectus and consent solicitation statement forming a part thereof (the “Prospectus”), which is subject to change, relating to the issuance of the New Qwest Notes has been filed with the SEC (the “Registration Statement”). If and when issued, the New Qwest Notes will be registered under the Securities Act of 1933, as amended.

Copies of the Prospectus pursuant to which the Exchange Offers and Consent Solicitations are being made may be obtained from D.F. King & Co., Inc., the information agent and exchange agent for the Exchange Offers and Consent Solicitations. Requests for documentation and questions regarding procedures for tendering the Old Qwest Notes can be directed to D.F. King & Co., Inc. at (800) 755-3105 (for information U.S. Toll-free) or (212) 257-2075 (information for banks and brokers). Questions regarding the terms and conditions of the Exchange Offers and Consent Solicitations should be directed to the dealer manager, Morgan Stanley & Co. LLC, at Morgan Stanley & Co. LLC, 1585 Broadway, New York, New York 10036, Attention: Global Debt Advisory Group, Collect: (212) 761-1057, Toll Free: (800) 624-1808, Email: lmny@morganstanley.com.

The consummation of each Exchange Offer and Consent Solicitation is subject to, and conditioned upon, the satisfaction or, where permitted, waiver of certain conditions, including, among other things, (i) the Registration Statement having been declared effective by the SEC and not being subject to a stop order by the SEC and (ii) the absence of any actual or threatened legal impediment to the acceptance for exchange of, or exchange of, the Old Qwest Notes.

The Exchange Offers and Consent Solicitations are being made only by and pursuant to the terms and subject to the conditions set forth in the Prospectus, which forms a part of the Registration Statement, and the information in this press release is qualified by reference to such Prospectus and the Registration Statement.

This press release is for informational purposes only and is not an offer to buy or sell or the solicitation of an offer to sell with respect to any securities. The solicitation of offers to exchange the Old Qwest Notes for New Qwest Notes is only being made pursuant to the terms of the Exchange Offers. Qwest is not making an offer of New Qwest Notes in any jurisdiction where the Exchange Offers are not permitted, and this press release does not constitute an offer to participate in the Exchange Offers to any person in any jurisdiction where it is unlawful to make such an offer or solicitations.

Holders of the Old Qwest Notes are urged to carefully read the Prospectus before making any decision with respect to the Exchange Offers and Consent Solicitations. None of Lumen, Qwest, the dealer managers, the trustee with respect to any series of Old Qwest Notes, the trustee with respect to any series of New Qwest Notes, the information agent and exchange agent for the Exchange Offers or any affiliate of any of them makes any recommendation as to whether holders of the Old Qwest Notes should exchange their Old Qwest Notes for New Qwest Notes in the Exchange Offers or deliver consents to the Proposed Amendments (as defined in the Prospectus), and no one has been authorized by any of them to make such a recommendation.

Holders of the Old Qwest Notes must make their own decision as to whether to tender Old Qwest Notes and, if so, the principal amount of Old Qwest Notes to tender.

About Lumen Technologies

Lumen is unleashing the world’s digital potential. We ignite business growth by connecting people, data, and applications – quickly, securely, and effortlessly. As the trusted network for AI, Lumen uses the scale of our network to help companies realize AI’s full potential. From metro connectivity to long-haul data transport to our edge cloud, security, managed service, and digital platform capabilities, we meet our customers’ needs today and as they build for tomorrow. Lumen and Lumen Technologies are registered trademarks of Lumen Technologies, Inc. in the United States.

Forward-Looking Statements

Except for historical and factual information, the matters set forth in this release and other of our oral or written statements identified by words such as “estimates,” “expects,” “anticipates,” “believes,” “plans,” “intends,” and similar expressions are forward-looking statements. These forward-looking statements are not guarantees of future results and are based on current expectations only, are inherently speculative, and are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in those statements if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include, but are not limited to: failure of the conditions set forth in the Registration Statement to be satisfied or waived; the possibility that potential debt investors will not be receptive to the Exchange Offers or Consent Solicitations on the terms described above or at all; corporate developments that could preclude, impair or delay the above-described transactions due to restrictions under the federal securities laws; changes in Qwest or Lumen’s credit ratings; changes in the cash requirements, financial position, financing plans or investment plans of Qwest or Lumen or their respective affiliates; changes in general market, economic, tax, regulatory or industry conditions that impact the ability or willingness of Qwest or Lumen or their respective affiliates to consummate the above-described transactions on the terms described above or at all; and other risks referenced from time to time in the filings of Lumen or Qwest with the Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements for any reason, whether as a result of new information, future events or developments, changed circumstances, or otherwise. We may change our intentions, strategies or plans (including our plans expressed herein) without notice at any time and for any reason.

Media Contact:	Investor Contact:
Anita J. Gomes Anita.Gomes@lumen.com +1 858-229-8538	Jim Breen, CFA Investor.relations@lumen.com +1 603-404-7003